

March 13, 2012

Via E-mail
Arthur Knapp
Chief Financial Officer
OCZ Technology Group, Inc.
6373 San Ignacio Avenue
San Jose, CA 95119

> **Re:** **OCZ Technology Group, Inc.**
> **Form 10-K/A for the Fiscal Year Ended February 28, 2011**
> **Filed May 31, 2011**
> **Current Report on Form 8-K**
> **Filed January 9, 2012**
> **File No. 001-34650**
> **Registration Statement on Form S-8**
> **Filed October 14, 2011**
> **File No. 333-177323**

Dear Mr. Knapp:

  We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed January 9, 2012

Exhibit 99.1

Calculation of Non-GAAP Operating and Net Income (loss)

1. You indicate that your non-GAAP measures are used in evaluating the cash used in/generated from your core operations. As the measures appear to be liquidity measures,

ensure that future uses of these non-GAAP measures include a reconciliation to the most directly comparable GAAP measure of liquidity (i.e. net cash used in operating activities) pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

Reconciliation of Selected GAAP Measures to Non-GAAP Measures (Unaudited)

2.   We believe that the non-GAAP statements of operations columnar format may convey undue prominence to statements based on non-GAAP information. Please remove that presentation in future filings. As a substitute for this presentation format, you may consider presenting separate reconciliations for only the individual non-GAAP measures discussed within the text of your earnings release, provided each complies with Item 10(e) of Regulation S-K.

Form S-8 Filed on October 14, 2011

Exhibit 23.2

3.   Revise to include a consent from your auditor that has been signed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        Philip J. Niehoff, Esq.
        Mayer Brown LLP